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IMPORTANT MATERIALS

MG Capital Announces Glass Lewis' Recommendation to Remove the Entire HC2 Board and Elect All Six of MG Capital's Director Nominees | BusinessWire | April 30, 2020

MG Capital Encourages Stockholders to Avoid Being Misled by HC2's Attempts to Rewrite History | BusinessWire | April 28, 2020

Letter to HC2 stockholders | April 23, 2020

Presentation: A Reality Check for HC2 | April 17, 2020

A Better HC2 Presentation: TIME FOR A BETTER BOARD AND VISION | April 13, 2020

Letter to HC2 stockholders | April 7, 2020

Read MG Capital's Definitive Consent Statement | April 3, 2020

MG Capital Questions HC2's Appointment of Long-Time Falcone Insider as Chairman | BusinessWire | April 2, 2020

MG Capital Sends Letter to HC2's Recently-Appointed Lead Director | BusinessWire | March 30, 2020

MG Capital Launches Consent Solicitation to Overhaul the Board of Directors of HC2 Holdings | BusinessWire | March 13, 2020

STOCKHOLDER INFORMATION

Glass Lewis backs MG Capital's full slate at HC2 | Activist Insight | April 30, 2020

Glass Lewis Backs Dissident in HC2 Board Battle | The Deal | April 30, 2020

In rare move, Glass Lewis backs all MG Capital nominees to replace entire HC2 board | Reuters | April 29, 2020

In Rare Move, Glass Lewis Backs All MG Capital Nominees to Replace Entire HC2 Board | The New York Times | April 29, 2020

ISS Urges Falcone's Removal From HC2 Board | The Deal | April 24, 2020

Proxy adviser ISS backs three of six MG Capital nominees at HC2: report | Reuters | April 23, 2020

Proxy Adviser ISS Backs Three of Six MG Capital Nominees at HC2: Report |The New York Times | April 23, 2020

ISS supports partial change at HC2 | Activist Insight | April 24, 2020

MG presents detailed plan in HC2 fight | Activist Insight | April 13, 2020

MG Capital calls on HC2 to fire CEO | Activist Insight | March 30, 2020

MG seeks quicker change at HC2 with consent solicitation | Activist Insight | March 16, 2020

Activist investor makes new push for HC2 board to remove chief Falcone: letter | Reuters | March 30, 2020

Activist MG Capital calls for HC2 to investigate insurance deal | Reuters | March 3, 2020

Glass Lewis backs MG Capital's full slate at HC2

Activist Insight
30th April 2020

Proxy voting adviser Glass Lewis has recommended HC2 Holdings shareholders vote for all six MG Capital Management director nominees at the company's May 7 annual meeting. The announcement comes a week after Institutional Shareholder Services (ISS) issued a partial backing for the activist's campaign.

Glass Lewis argued that MG Capital's plan for HC2 is "sufficiently compelling" to warrant the board overhaul and advised shareholders to replace all of the company's incumbent directors with the activist's slate, according to a Thursday morning communiqué by the dissident.

MG Capital is seeking full control of the board and the CEO position for its managing partner, Michael Gorzynski. The 5.7% activist shareholder claims HC2 management has endangered the company's health by taking on "excessive" debt to finance a series of "haphazard acquisitions."

The activist's main target is CEO Philip Falcone, whom MG Capital blames for pushing HC2 "to the brink of bankruptcy" through his mismanagement and "excessive" compensation.

Glass Lewis found it "curious" that HC2 has not incorporated a market-based metric, such as total shareholder return, into its compensation scheme, "particularly considering the substantial and persistent NAV [net asset value] trading discount in the company's shares."

"In our view, the dissident has clearly highlighted a number of key concerns that we believe a wholly refreshed board can better address," Glass Lewis said in its report on Wednesday.

Glass Lewis added that MG Capital's intention to "reduce overhead costs through meaningful reductions" in executive and director pay, coupled with plans to shed non-core assets to pay down debt, make a "convincing case to reasonably justify a wholesale shake-up of the company's board."

The adviser also criticized the board for allowing "management to embark on what appears to us to have been a leveraged acquisition strategy that has largely generated below-market returns."

Pressure is building on HC2 and Falcone as Glass Lewis' recommendation follows one by ISS that also backed MG Capital's board campaign, albeit only partially. ISS said shareholders should vote for three of the activist's six-person slate but took particular aim at Falcone, claiming that he may not be best suited to continue as CEO, given his "past refinancing missteps, questionable accounting decisions, and … prior litigious history."

Glass Lewis' report echoed these concerns, contending that "Falcone's continued presence with the company may be casting a shadow over some of the company's more heavily-regulated businesses."

Regarding the recent addition of Avram Glazer to HC2's slate, Glass Lewis said he was involved in a scandal regarding a series of deals that were allegedly designed to enrich his family at the expense of minority shareholders. The adviser said these questionable transactions share similarities with the approach of Falcone with respect to the HC2.

Shares in HC2 gained 11.3% on Wednesday amid a wide market rally. The Russell 3000 Index ended up nearly 3% for the day.

Glass Lewis Backs Dissident in HC2 Board Battle

Proxy adviser Glass, Lewis & Co. LLC has urged shareholders of HC2 Holdings Inc. (HCHC) to back a complete board takeover effort by ex-Third Point LLC analyst Michael Gorzynski, in a major blow to the miniconglomerate s founder and CEO Philip Falcone.

The recommendation, published Wednesday, April 29, and obtained by The Deal Thursday, represents a second consecutive negative recommendation for Falcone. Institutional Shareholder Services Inc. earlier this month urged investors to back three of six dissident directors. Both reports, however, urge shareholders to vote Falcone off of HC2's board.

The insurgent manager wants Falcone removed from his role as CEO. It also wants the company to focus on its core assets, including construction unit DBM Global and insurance outfits Continental Insurance Group and Continental General Insurance Co., while divesting other units. In addition, Gorzynski wants to become interim CEO in Falcone s stead. HC2 has business operations in construction, marine services, insurance and other sectors.

After having reviewed the background and qualifications of the dissident nominees, we are of the opinion that the dissident has presented a compelling slate of qualified independent nominees with experience," Glass Lewis said in its report.

Gorzynski, manager of MG Capital Management LP, has an unconventional approach to electing his dissident director candidates. Instead of waiting for an annual meeting, the activist investor is employing a written consent solicitation director battle. Consents for incumbent and dissident director candidates are due to be tallied and delivered to the company s proxy solicitor by May 12.

The two major proxy advisers differ as to whether Gorzynski should get to install himself as interim CEO following the director election. Glass Lewis appeared supportive of Gorzynski s commitment not to receive pay if he were appointed interim CEO, as the company would also conduct a hunt for a full-time replacement through an external search process. However, ISS suggested that shareholders may have some reservations regarding Gorzynski s ability as interim CEO given his lack of experience as a public company executive or director.

Glass Lewis focused much of its report in support of Gorzynski s plan to cut costs, noting that he plans to reduce executive compensation and implement a 50% pay cut in director fees, with possible additional cuts to follow after a review of the businesses.

Both ISS and Glass Lewis were critical of Falcone. Glass Lewis said that the dissident has highlighted valid concerns about Falcone s personal legal matters in the context of potential reputational harm to certain of the company s operating businesses, as well as efforts by a majority of the directors in prior years to marginalize the company's common shareholders.

ISS pointed to refinancing missteps, questionable accounting decisions and Falcone's prior litigious history as reasons to remove him from the board.

In February, a lawsuit filed by Melody Business Financial LLC with the New York State Supreme Court in Manhattan alleged Falcone and other affiliates defaulted on obligations to repay loans between 2013 and 2017 and inappropriately sold some pledged collateral including artworks produced by Edgar Degas and Andy Warhol. Melody seeks more than $65.8 million, and a court last year reportedly ordered HC2 to hold back some of Falcone s wages to satisfy unpaid obligations after he was ordered to pay unpaid taxes in New York.

The City of New York recently obtained a levy to collect the $2.5 million unpaid balance of its $2.7 million judgment against Falcone. It is unclear whether Falcone's stake in HC2 would be affected by the lawsuits with creditors such as Melody.

A Feb. 14 13D filing from Falcone shows the HC2 CEO owns 17% of the company, or about 9 million shares. According to the filing, Falcone owns 1.3 million shares of which he "he has the sole power to vote or dispose." Beyond those shares, he has options that could bring his total to closer to 17% of the company's stock.

Even with the recommendations, MG Capital will have a tough time convincing some big shareholders not to back Falcone.

Seeking to appease disgruntled investors, HC2 announced April 21 it was installing a new director, Lancer Capital LLC s Avram Glazer, as board chairman. Lancer owns a 5.3% HC2 stake. HC2 s interim chairman, Warren Gfeller, has described Glazer as an independent and high-quality nominee. However, Glazer has connections to Gfeller, Falcone and HC2 that suggest he isn t independent.

In addition, another activist, Julian Singer, a 6.4% holder, reported earlier this month that he supported Glazer s nomination and that he wouldn t back MG Capital s campaign.

BUSINESS NEWS APRIL 29, 2020 / 11:29 PM / UPDATED 11 HOURS AGO

In rare move, Glass Lewis backs all MG Capital nominees to replace entire HC2 board

Svea Herbst-Bayliss

3 MIN READ

BOSTON (Reuters) - Proxy adviser Glass Lewis on Wednesday backed activist investor MG Capital by recommending that HC2 Holdings (HCHC.N) shareholders replace all board members with the investment firm's founder Michael Gorzynski and five other nominees.

The backing, a rebuke of Philip Falcone, a former hedge fund manager who is now HC2's chief executive, is noteworthy as proxy advisers rarely recommend dissidents be awarded a majority of board seats.

Glass Lewis has also said it does not like recommending people directly associated with the dissident, such as a founder or a partner.

In contrast, Glass Lewis' larger rival Institutional Shareholder Services' (ISS) recommended shareholders vote for three of MG Capital's candidates and not re-elect Falcone.

"The dissident has made a sufficiently compelling case to warrant supporting its proposed overhaul of the board," the Glass Lewis report said.

"In our view, the dissident has clearly highlighted a number of key concerns that we believe a wholly refreshed board can better address."

In MG Capital's first activist campaign, Gorzynski has called Falcone's tenure as CEO a "disaster for shareholders" and criticized the former billionaire's handpicked board for poor governance, conflicts of interest, and missing regulatory issues.

Gorzynski, who once worked for Daniel Loeb's hedge fund Third Point, is seeking to cut the company's annual costs and refocus on HC2's core holdings.

HC2, with a market value of some $132 million, has businesses in construction, marine services and several other sectors.

Glass Lewis said the board allowed "management to embark on what appears to us to have been a leveraged acquisition strategy that has largely generated below-market returns."

HC2 did not have an immediate comment.

This year, Falcone was sued for more than $65.8 million for allegedly defaulting on loans and had his assets frozen for failing to pay lawyers. A lawyer representing Falcone said the suit has no merit and that his client plans to fight it.

Last year HC2 was ordered by a court to withhold some of Falcone's wages to satisfy unpaid obligations.

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In addition to Gorzynski, Glass Lewis recommended shareholders vote for George Brokaw, Kenneth Courtis, Jay Newman, Robin Greenwood and Liesl Hickey. Only Gorzynski works for MG Capital.

The vote is due to take place on May 7.

MG Capital's campaign became public earlier this year and HC2's stock price has climbed 18% for the year to date.

Reporting by Svea Herbst-Bayliss; Editing by Edwina Gibbs

Our Standards: The Thomson Reuters Trust Principles.

In Rare Move, Glass Lewis Backs All MG Capital Nominees to Replace Entire HC2 Board

By Reuters

April 29, 2020

BOSTON — Proxy adviser Glass Lewis on Wednesday backed activist investor MG Capital by recommending that HC2 Holdings shareholders replace all board members with the investment firm's founder Michael Gorzynski and five other nominees.

The backing, a rebuke of Philip Falcone, a former hedge fund manager who is now HC2's chief executive, is noteworthy as proxy advisers rarely recommend dissidents be awarded a majority of board seats.

Glass Lewis has also said it does not like recommending people directly associated with the dissident, such as a founder or a partner.

In contrast, Glass Lewis' larger rival Institutional Shareholder Services' (ISS) recommended shareholders vote for three of MG Capital's candidates and not re-elect Falcone.

"The dissident has made a sufficiently compelling case to warrant supporting its proposed overhaul of the board," the Glass Lewis report said.

"In our view, the dissident has clearly highlighted a number of key concerns that we believe a wholly refreshed board can better address."

In MG Capital's first activist campaign, Gorzynski has called Falcone's tenure as CEO a "disaster for shareholders" and criticized the former billionaire's handpicked board for poor governance, conflicts of interest, and missing regulatory issues.

Gorzynski, who once worked for Daniel Loeb's hedge fund Third Point, is seeking to cut the company's annual costs and refocus on HC2's core holdings.

HC2, with a market value of some $132 million, has businesses in construction, marine services and several other sectors.

Glass Lewis said the board allowed "management to embark on what appears to us to have been a leveraged acquisition strategy that has largely generated below-market returns."

HC2 did not have an immediate comment.

This year, Falcone was sued for more than $65.8 million for allegedly defaulting on loans and had his assets frozen for failing to pay lawyers. A lawyer representing Falcone said the suit has no merit and that his client plans to fight it.

Last year HC2 was ordered by a court to withhold some of Falcone's wages to satisfy unpaid obligations.

In addition to Gorzynski, Glass Lewis recommended shareholders vote for George Brokaw, Kenneth Courtis, Jay Newman, Robin Greenwood and Liesl Hickey. Only Gorzynski works for MG Capital.

The vote is due to take place on May 7.

MG Capital's campaign became public earlier this year and HC2's stock price has climbed 18% for the year to date.

(Reporting by Svea Herbst-Bayliss; Editing by Edwina Gibbs)